SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2007

Commission files numbers 98-0101920 and 23-1099050

C. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK Puerto Rico Retirement Savings Plan
GlaxoSmithKline
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

D. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

SmithKline Beecham Corporation
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

GlaxoSmithKline Retirement Savings Plan
(Name of Plan)

Date: 6/23/08

Michelle Killian
Plan Administrator

EXHIBITS

2. Written consent of PricewaterhouseCoopers L.L.P.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

Date: June 27, 2008

By: [signature]
M. Judith Lynch
Senior Vice President, Benefits

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13022) of GlaxoSmithKline p.l.c. of our report dated June 27, 2008 relating to the financial statements of GSK Puerto Rico Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 30, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13022) of GlaxoSmithKline p.l.c. of our report dated June 27, 2008 relating to the financial statements of GSK Puerto Rico Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 30, 2008

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2007 and 2006
AND SUPPLEMENTAL SCHEDULE
as of December 31, 2007

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Supplemental Schedule:

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GSK Puerto Rico Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 27, 2008

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2007	December 31, 2006
Assets:	$	$
Cash and cash equivalents	4,292,029	4,208,877
Investments	48,140,688	49,474,484
Receivables:		
Employer contributions	63,450	60,494
Participant contributions	93,189	97,558
Dividends and interest receivable	331,867	256,851
Total receivables	488,506	414,903
Total assets	52,921,223	54,098,264
Liabilities:		
Accrued management fees	2,549	2,505
Total liabilities	2,549	2,505
Net assets available for benefits at fair value	52,918,674	54,095,759
Adjustment from fair value to contract or interest in collective trust relating to fully benefit-responsive investment contracts	(80,788)	136,308
Net assets available for benefits	52,837,886	54,232,067

See accompanying notes to the financial statements.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31, 2007	For the year ended December 31, 2006
Additions:	$	$
Additions to net assets attributed to:		
Investment income:		
Net (depreciation)/appreciation in fair value of investments	(227,837)	2,350,721
Interest	427,267	759,012
Dividends	1,252,419	1,139,722
	1,451,849	4,249,455
Contributions:		
Participant	5,460,741	5,423,038
Employer	3,382,040	3,102,496
	8,842,781	8,525,534
Total additions	10,294,630	12,774,989
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	11,682,240	7,493,190
Administrative expenses	6,571	9,566
Total deductions	11,688,811	7,502,756
Net increase	(1,394,181)	5,272,233
Net assets available for benefits:		
Beginning of year	54,232,067	48,959,834
End of year	52,837,886	54,232,067

See accompanying notes to the financial statements.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The following description of the GSK Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by SB Pharmco Puerto Rico Inc. (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Each year, participants may contribute up to 10% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. The stock ownership account contribution is invested directly into GlaxoSmithKline plc American Depository Shares (ADSs).

Participant Accounts:

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

1. Description of the Plan, continued:

Payment of Benefits:

Participants may withdraw their after-tax contributions and Company matching contributions made prior to July 1, 2001, during employment. Post July 1, 2001, Company matching contributions may not be withdrawn until termination of employment as defined in the Plan document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of a lump sum distribution as cash or ADSs of GlaxoSmithKline plc.

Administrative Expenses:

Certain administrative expenses, specifically management fees relating to fund oversight, are paid directly by the Plan. Certain administrative functions are performed by officers or employees of the SmithKline Beecham Corporation, doing business as GlaxoSmithKline. No such officer or employee receives compensation from the Plan. Administrative expenses for the trustee and custodian's fees are paid directly by the Company. During the years ended December 31, 2007 and 2006, the Company paid administrative expenses of $26,521 and $46,922, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Accounting Standards:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. Plan management does not believe the adoption of FAS 157 will have a material impact on the financial statements.

2. Summary of Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:

The Plan's investments are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Investments in common/collective trust funds are stated at the unit value of common/collective trust portfolio which is based on the fair value of the underlying trust investments. Units of common/collective trust funds are valued at the unit value of units held by the Plan at year-end.

Purchases and sales of investments are recorded on the trade-date basis. Interest Income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants:

Benefits paid to participants from participants' accounts are recorded when paid.

3. Investments:

Investments held by the Plan as of December 31, 2007 and 2006 are as follows:

	2007	2006
	$	$
ADSs:		
GlaxoSmithKline plc*, **	19,407,709	21,879,888
Mutual funds:		
Fidelity Puritan Fund*	-	2,583,816
Templeton Foreign Fund Class A	-	1,630,049
Fidelity Freedom Income Fund	-	230,908
Fidelity Freedom 2000 Fund	-	161,215
Fidelity Freedom 2010 Fund	-	299,104
Fidelity Freedom 2020 Fund	-	421,105
Fidelity Freedom 2030 Fund	-	182,601
Fidelity Freedom 2040 Fund	-	387,951
Vanguard Target Retirement	443,168	
Vanguard 2010	581,439	
Vanguard 2015	288,965	
Vanguard 2020	611,636	
Vanguard 2025	156,360	
Vanguard 2030	445,405	
Vanguard 2035	233,914	
Vanguard 2040	478,440	
Vanguard 2045	150,607	
Vanguard 2050	70,301	
Total Mutual Funds	3,460,235	5,896,749
Common/collective trust funds:		
Fidelity Managed Income Portfolio*	-	13,562,081
State Street S&P 500 Flagship Fund*	8,960,978	6,595,682
State Street Russell 2000 Index Fund	1,573,215	1,540,084
State Street Total Market Index Fund	152,410	-
State Street Midcap Index Fund	132,807	-
State Street EAFE Index Fund	2,549,766	-
State Street Lehman Aggregate Index Fund	1,218,409	-
Vanguard Retirement Savings Trust IV*	10,685,159	
Total common/collective trust funds	25,272,744	21,697,847
Total investments	48,140,688	49,474,484

* The denoted investments represent 5% or more of the Plan's net assets.

** Includes nonparticipant-directed investments (See Note 4).

3. Investments, (continued):

During 2007 and 2006, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated)/appreciated in value by ($227,837) and $2,350,721, respectively, as as follows:

	December 31,	
	2007	2006
	$	$
Net Assets:		
GlaxoSmithKline ADSs	(991,016)	946,426
Mutual Funds	156,561	301,458
Common/collective trust funds	606,618	1,102,837
	(227,837)	2,350,721

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments from Company stock ownership account contributions is as follows at December 31, 2006:

	December 31, 2006
Net Assets:	$
GlaxoSmithKline ADSs	$6,656,276

	For the year ended December 31, 2006
Changes in Net Assets:	$
Contributions	1,077,708
Net appreciation	438,853
Benefits paid to participants	(545,884)
	$970,677

As of January 1, 2007, all nonparticipant-directed investments from the Company stock ownership account ceased. Under the new policy, contributions will initially be invested in GSK stock, but the account, including prior year accumulations in the stock ownership, can be diversified at any point into any of the other investment funds offered in the Plan.

5. Related Party Transactions

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank. State Street Bank is the custodian the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2007, the Plan purchased GlaxoSmithKline ADSs in the amount of $1,551,708 and sold GlaxoSmithKline ADSs in the amount of $3,032,872. In 2006, the Plan purchased GlaxoSmithKline ADSs in the amount of $2,128,634 and sold GlaxoSmithKline ADS in the amount of $1,655,013.

6. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Federal Income Taxes:

Effective January 17, 2001, the Plan is a profit-sharing plan intended to comply with the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"). The Plan's trust is exempt from Puerto Rico income taxation under Section 1165(a) of the PR Code. Since all Plan participants are residents of the Commonwealth of Puerto Rico, pursuant to Section 1022(i) (1) of the Employee Retirement Income Security Act of 1974, as amended, the Plan's trust is exempt from federal income taxation under Section 501(a) of the U.S. Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

8. Risks and Uncertainties:

The Plan invests in various investment options through a combination of mutual funds, common/collective trust funds and GlaxoSmithKline ADS. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

	Fair Value $
Cash Equivalents:	
Vanguard Prime Money	3,829,290
State Street Bank STIF*	462,739
ADSs:	
GlaxoSmithKline plc*	19,407,709
Mutual funds:	
Vanguard Target Retirement	443,168
Vanguard 2010	581,439
Vanguard 2015	288,965
Vanguard 2020	611,636
Vanguard 2025	156,360
Vanguard 2030	445,405
Vanguard 2035	233,914
Vanguard 2040	478,440
Vanguard 2045	150,607
Vanguard 2050	70,301
Common/collective trust funds:	
State Street S&P 500 Flagship Fund*	8,960,978
State Street Russell 2000 Index Fund*	1,573,215
State Street Total Market Index Fund*	152,410
State Street Midcap Index Fund*	132,807
State Street EAFE Index Fund*	2,549,766
State Street Lehman Aggregate Index Fund*	1,218,409
Vanguard Retirement Savings Trust IV	10,685,159
Total Investments	52,432,717

* Denotes a party-in-interest

END